Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following communication was first sent to employees of Cameron International Corporation on August 26, 2015.

Date:	August 26, 2015

To:	Cameron Employees

From:	Jack Moore & Scott Rowe

Re:	Positioning Cameron for Even Greater Success

We are very pleased to announce that today Cameron and Schlumberger have entered into an agreement under which Schlumberger will acquire Cameron in a transaction valued at $14.8 billion as of August 25, 2015. The press release we issued is posted on Linx.

We want to assure you that this decision was made after very careful consideration and was not taken lightly. Our employees are the heart of our company and were among our top priorities during the negotiation process. Through OneSubsea, our joint venture with Schlumberger, we've had an opportunity to see first-hand that Schlumberger shares our vision and is like us — a company with a rich history, strong core values similar to ours and a commitment to safety and its customers. We are confident that joining forces will deliver significant benefits to Cameron employees, such as gaining access to Schlumberger’s world-class employee development program. Additionally, we believe the proposed transaction is in the best interests of our customers, shareholders and other stakeholders.

While there are still many decisions that have yet to be made, there are a number of important post-closing details we can share with you now:
●	We will operate as the fourth Product Group of Schlumberger.
●	Scott Rowe will continue to lead Cameron and will serve on the executive team of Schlumberger, reporting directly to the CEO.
●	The Cameron brand will remain prominent within Schlumberger.
●	And most importantly, we will continue to operate with the same values that have made us a great company.

Cameron and Schlumberger fit very well together. While Schlumberger is the world’s number one integrated oilfield service company, it currently does not have the world-class flow control equipment and manufacturing expertise that we bring. Together, we have a compelling opportunity to create a premier oilfield equipment and service company that enables us to drive future growth through an integrated and expanded platform. The combined company will allow us to better serve the changing needs of our customers around the world.

Because Cameron and Schlumberger already know each other well, we are confident that it will be a smooth integration upon closing the transaction. We expect to complete the transaction in the first quarter of 2016, subject to approval by Cameron shareholders, regulatory approvals and other customary closing conditions. Until this transaction closes, we will continue to operate as an independent company and will rely on you to remain focused on your daily responsibilities while maintaining a safe work environment.

The key to Cameron’s success has been — and will continue to be — our most valuable asset, our people. We look forward to continuing to work together, and we want to thank you all for always being engaged, flexible and focused.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION
Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.